Exopack Holding Corp. and Subsidiaries
Computation of Ratio of Earnings to Fixed Charges
(dollars in thousands)
(unaudited)

	Year ended December 31,
	2012	2011	2010	2009	2008
(Loss) income before income taxes	(25,088)	(27,362)	(917)	(7,049)	(7,333)

Fixed charges:
Interest on debt	49,213	45,836	33,299	27,049	29,448
Amortization of deferred financing costs	3,076	3,830	3,080	1,543	1,543
Estimated interest component of rent expense	926	1,073	996	894	791
Total fixed charges	53,215	50,739	37,375	29,486	31,782

Total earnings available for fixed charges	28,127	23,377	36,458	22,437	24,449

Ratio of earnings to fixed charges	N/A	N/A	N/A	N/A	N/A

N/A: Earnings are inadequate to cover fixed charges by $25,088, $27,362, $917, $7,049, and $7,333 for the years ended December 31, 2012, 2011, 2010, 2009 and 2008, respectively.